Policy Name:	INSIDER TRADING POLICY	Policy No.:	705-005
Segment:	GLOBAL AFFILIATES OF Harley-davidson, INC.	Pages:	5
Function:	LEGAL	Approval Date:	February 1994
Policy Owner:	CHIEF COMPLIANCE OFFICER	Effective Date:	February 1994
Approved By:	BOARD OF DIRECTORS	Version:	3. February 4, 2015 2. January 1, 2013 1. February 1994
Attachments or References:	INSIDER TRADING POLICY COMMONLY ASKED QUESTIONS

I. Purpose and Objectives

The purpose of this Policy is to promote compliance with securities laws and to remind employees and the officers and directors of the Company of the legal restrictions on trading Company Securities (and securities of other companies) while in possession of Material Nonpublic Information and under certain other circumstances. In light of the severity of the possible sanctions, both to you and to the Company, we have established this Policy to assist all of us in complying with our obligations. Any violation of this (or any other Company policy) could subject you to disciplinary action and/or serious criminal and civil liabilities and sanctions.

II. Policy Statement

Because the Company Securities are publicly traded, there are certain important restrictions and limitations that United States federal securities laws impose on you relating to trading in Company Securities and disclosing information regarding the Company.

PROHIBITION AGAINST TRADING ON OR DISCLOSING MATERIAL NONPUBLIC INFORMATION. It is Illegal Insider Trading and against our Company policy, for any person to engage in any transaction in Company Securities at a time when possessing knowledge of Material Nonpublic Information. You cannot trade while in possession of Material Nonpublic Information even if it will cause negative consequences (e.g., you will lose money) or if your securities transaction was planned prior to having knowledge of Material Nonpublic Information.

It is also illegal, and against our Company policy, to do any of the following:

1.Tip Immediate Family Members, relatives, friends and other outsiders whom you have a pattern of sharing confidences with, such as financial and personal counselors, members of the investment community and /or news media, by relaying Material Nonpublic Information to them for use in trading in securities.
2.Trade in the securities of another company, on the basis of material nonpublic information about that company, obtained as a result of your affiliation with the Company. Examples of such information would include knowledge that the Company proposes to enter (or not enter) into a major commercial transaction with such company or is evaluating an acquisition of such company.
3.Engage in any other action to take personal advantage of Material Nonpublic Information.
Before you make a transaction involving Company Securities, always carefully consider how the transaction may be construed by securities enforcement authorities who will have the benefit of hindsight.

VIOLATION OF THIS POLICY AND INSIDER TRADING LAWS. Violations of this Policy and the insider trading laws are taken very seriously and may result in disciplinary action, including, depending upon the circumstances, your dismissal from the Company. Illegal Insider Trading may subject you and the Company to serious criminal and civil liabilities and sanctions. You could be subject to up to US$5 million in criminal fines, up to 20 years in jail and civil penalties up to three times the illegal profit gained or loss avoided by you and any tippees. (for the purposes of imposing criminal and civil liabilities, “tippers” are subject to the same penalties as “tippees” even if they do not trade or profit from the sale of securities). Further, courts may require you to disgorge any profit gained or loss avoided. The consequences for the Company could include civil penalties of up to US$1 million or three times profit gained/loss avoided as a result of the traders violation and/or criminal penalties up to US$25 million. A violation or the appearance of a violation would also severely damage the Company~~'~~’s reputation and business relationship. It is important to note that having independent motives (such as tax reasons or an emergency need for funds) for trading in Company Securities while in possession of Material Nonpublic Information will not prevent your liability.

PROHIBITION OF CERTAIN TRANSACTIONS. You may not engage in short-term or speculative transactions in Company Securities. Therefore you may not engage in:

1.Short-sales of Company stock, including a “sale against the box” (a sale with delayed delivery)
2.Puts, calls, or other derivative instruments in connection Company Securities, on an exchange or in any other organized market
3.Hedging transactions against Company Securities, including zero-cost collars, forward sale contracts or other transactions
4.Holding Company Securities in margin accounts or pledging company securities as collateral for a loan

ADDITIONAL RESTRICTIONS FOR PERSONS SUBJECT TO TRADING BLACKOUTS. In addition to the foregoing restrictions on trading, the Company may from time to time prior to the release of Material Nonpublic Information, impose a Trading Blackout on certain employees by virtue of their knowledge of Material Nonpublic Information from their jobs or their involvement in a specific project. Whether or not they actually possess Material Nonpublic Information, employees deemed by the Company to have such access are subject to additional procedures and restrictions and may need to consult the Office of the General Counsel to “pre-clear” transactions prior to engaging in any transaction in Company Securities. Any individuals who are subject to a Trading Blackout or who are required to obtain pre-clearance for transactions in Company Securities will receive notification by the Office of the General Counsel that they are subject to these additional trading restrictions.The imposition of an event-specific Trading Blackout or the extension of a Trading Blackout will not be announced to the Company as a whole and the persons subject to an event-specific Trading Blackout should not communicate the event-specific Trading Blackout to any other person.

If you have been determined to be an employee who is likely to have access to Material Nonpublic Information relating to the Company’s quarterly earnings that is generally not disseminated to all employees, the Office of the General Counsel will send you a memorandum reminding you of your obligations prior to the release of the Company’s quarterly earnings. The memorandum will include a reminder of any applicable Trading Blackout and provide details relating to the applicable responsibilities and procedures relating to trading Company Securities during the Open Window Period. In addition, a separate memorandum will be sent to the Company’s executive officers, members of the Board of Directors and certain other employees prior to the release of the Company’s quarterly earnings that details the additional reporting requirements and responsibilities applicable under SEC and NYSE laws and regulations. Regardless of an Open Window Period or whether an employee is designated as subject to a Trading Blackout or other trading restrictions, no one can trade with knowledge of Material Nonpublic Information.

POST-TERMINATION TRANSACTIONS. Many of the provisions of this Policy continue to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when his or her service with the Company terminates, that individual may not trade in Company Securities until that Material Nonpublic Information has become public or is no longer material. The Trading Blackouts and “pre-clearance procedures” specified above will generally cease to apply to transactions in Company Securities at the time an employee’s service with the Company terminates. Executive officers and directors may be subject to additional securities laws restrictions for up to six months from the termination of their insider status.

CONFIDENTIALITY. Serious problems could be caused for the Company and you by any unauthorized disclosure of Material Nonpublic Information, whether or not the unauthorized disclosure is for the purpose of facilitating Illegal Insider Trading. You should not discuss Material Nonpublic Information with anyone within the Company who does not have a business need to know or with anyone outside of the Company, except as required in your performance of regular employment duties. Please refer to our Everyday Values—Code of Business Conduct and our other relevant Company policies for further guidance concerning Confidential Company Information.

RULE 10B5-1 PLANS. A Rule 10b5-1 Plan may be available to an employee, officer or directors only upon the prior written approval of the General Counsel of the Company. A Rule 10b5-1 Plan may be established only during those periods when the employee, officer or director is otherwise eligible to engage in transactions in Company Securities.

Subsequent authorization or pre-clearance will not be required for actual purchases and sales of securities under an approved Rule 10b5-1 Plan so long as: (1) the timing of such purchase or sale is outside the control of the employee, officer or director; and (2) such employee, officer or director has no actual knowledge of the terms of the transaction prior to execution. Once a Rule 10b5-1 Plan is established, the employee, officer or director cannot alter or deviate from such Plan or alter a corresponding or hedging transaction or position with respect to the securities subject to the Plan.

A Rule 10b5-1 Plan may be terminated at any time. However, an employee, officer or director who terminates a Rule 10b5-1 Plan may not establish another Rule 10b5-1 Plan for a period of ninety (90) days. An employee, officer or director may amend a Rule 10b5-1 Plan at any time that such person is not aware of Material Nonpublic Information. However, such an amendment must: (1) be approved in advance by the General Counsel in writing, and (2) provide that no transaction is to be initiated under the amended Rule 10b5-1 Plan for a period of at least ten (10) business days following the date of the amendment.

The Company reserves the right to limit the amount of Company Securities that can be sold each day by any employee, officer or director pursuant to a Rule 10b5-1 Plan. The General Counsel has the right to require any employee, officer or director to amend an existing Rule 10b5-1 Plan, in compliance with Rule 10b5-1, to effectuate such trading limitations when necessary. No employee, officer or director will have any cause of action against the Company or its directors or officers as a result of any losses sustained due to restrictions imposed on the amount of Company Securities such person is permitted to sell on any trading day pursuant to a Rule 10b5-1 Plan.

ASSISTANCE. You should feel free to consult with the Office of the General Counsel if you have any questions or need clarification relating to this Policy, the relevant laws, or any of the restrictions set forth above. Please do not try to resolve uncertainties on your own.

III. Scope

This Policy applies to all officers, members of the board of directors of Harley-Davidson, Inc., to all employees of Harley-Davidson, Inc. and to its subsidiaries and affiliates; and, similar to all policies, including the Code of Business Conduct, will be enforced consistent with applicable local law and collective bargaining agreements. This Policy is also applicable to Immediate Family Members residing with employees, officers or directors, and non-employee insiders that include independent contractors, consultants, contingents, external auditors, outside legal counsel and others.

IV. Responsibility

The Chief Compliance Officer is the Policy Owner. The Compliance and Ethics Committee of the Company is responsible for monitoring this policy.

The Office of the General Counsel is authorized to summarize this Policy in whole or in part and to disseminate it to employees, officers or directors from time to time. The Office of the General Counsel is also authorized to create memoranda and guidelines regarding the obligations of employees, officers or directors prior to the release of the Company’s quarterly earnings, to amend such memoranda from time to time and to disseminate such memoranda to employees, officers or directors from time to time.

V. Exceptions

This Policy does not apply to:

A.Purchases of Company Securities by means of periodic contributions to a retirement (401(k)) plan or Employee Stock Purchase Plan pursuant to a scheduled payroll deduction. Any discretionary changes to contributions would be subject to this Policy.

A.Transactions in Company Securities under a Rule 10b5-1 Plan that an employee, officer or director has established in accordance with this Policy.
B.Exercise of a tax withholding right pursuant to which you elect to have shares withheld to satisfy tax withholding requirements.
C.Receipt of Company Securities upon the “vesting” (i.e., lapsing of restrictions) of restricted stock or restricted stock units. Any subsequent disposition of the Company Securities received would, however, be subject to this Policy.
D.Exercise of vested stock options within 30 days of the expiration of the options. Any subsequent disposition of the Company Securities received would, however, be subject to this Policy.
E.Bona fide gifts of Company Securities are generally exempt from this Policy; however, individuals who are subject to pre-clearance requirements must obtain pre-clearance prior to making a bona fide gift of Company Securities. Individuals who are subject to pre-clearance requirements can request pre-clearance of a bona fide gift of Company Securities during a Trading Blackout.

The Chief Compliance Officer / General Counsel and the Chief Financial Officer can also jointly provide waivers from the application of this Policy prior to specific transactions.

II.Definitions

TERM	DEFINITION
Company	Harley-Davidson, Inc. and its subsidiaries and affiliates
Company Securities	The Company’s common stock and any Company debt securities.

Confidential Company Information
Information about the Company that is not available to the public or that has limited disclosure within the Company or that is treated or designated as confidential information by the Company. Confidential Company Information includes things like trade secrets, pricing, business plans, new products and services, inventions, designs, methods, systems, improvements and other legally protected informatio

Immediate Family Member
Your spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, step-children, step-parents and anyone (other than a tenant or a domestic employee) who shares your home.

Illegal Insider Trading	Trading in securities based on Material Nonpublic Information.
Material Nonpublic Information	Any information about the Company that has not been widely disseminated to the public that would reasonably affect an investor’s decision to buy, sell or hold Company Securities.
NYSE	The New York Stock Exchange, Inc.
Rule 10b5-1 Plan
A written plan established by an employee, officer or director pursuant to SEC Rule 10b5-1 and approved by the Company setting forth the number, price and timing of future purchases or sales of Company Securities by that person.

SEC	The United States Securities and Exchange Commission.
Tipping	Making recommendations or giving trading advice while you are aware of Material Nonpublic Information (apart from advising others not to trade if by trading they might violate the law or this Policy).
Trading Blackout	A periodic ban on trading in Company Securities by employees who are likely to have access to Material Nonpublic Information.
Open Window Period	The time period when those employees who are subject to Trading Blackouts may trade.